Exhibit 21.1

SUBSIDIARIES OF MAGNACHIP SEMICONDUCTOR CORPORATION

Subsidiary	Jurisdiction of Incorporation
MagnaChip Semiconductor S.A.	Luxembourg
MagnaChip Semiconductor B.V.	The Netherlands
Magnachip Semiconductor, Ltd.	Korea
Magnachip Mixed-Signal, Ltd.	Korea
MagnaChip Semiconductor SA Holdings LLC	Delaware
MagnaChip Semiconductor Limited	Taiwan
Magnachip Semiconductor Limited	Hong Kong SAR
Magnachip Technology Holding Company, Limited	Hong Kong SAR
Magnachip Semiconductor Inc.	Japan
MagnaChip Semiconductor Holding Company Limited	British Virgin Islands
Magnachip Semiconductor (Shanghai) Company Limited	China
Magnachip Technology Company, Ltd.	China